Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

ZeroNox and Growth for Good Announce PIPE Financing to Support Long-term Growth Strategy

•	Investors including Kubota Corporation, Premier Trailer, and Formula-E racing team NIO 333 commit $5 million in an all-equity PIPE at $10.00 per share

•	In connection with the recently announced PIPE financing and related agreements, Growth for Good has postponed its extraordinary general meeting of shareholders to August 28, 2023

Porterville, CA, August 21, 2023 – Zero Nox Inc. (“ZeroNox” or the “Company”), a leading provider of sustainable, off-highway vehicle electrification and The Growth for Good Acquisition Corporation (NASDAQ: GFGD) (“Growth for Good”), a publicly traded special purpose acquisition company, announced on August 18, 2023 an all equity Private Investment in Public Equity (“PIPE”) investment for $5 million at $10.00 per share.

Investors in the PIPE include Kubota Corporation, Premier Trailer, and Formula-E racing team NIO 333. Today’s announcement builds off ZeroNox’s electrification projects with its customers and advances its mission to revolutionize the off-highway vehicle market with innovative, emission-free solutions.

In connection with the PIPE financing and related agreements, Growth for Good has postponed the extraordinary general meeting of shareholders originally scheduled for August 23, 2023 to 10:00 a.m. Eastern Time on August 28, 2023. Growth for Good announced this postponement on August 18, 2023 and complete details are available at the link here.

Vonn Christenson, Co-founder and Chief Executive officer, said, “We are excited to welcome Kubota and Formula-E's NIO 333 racing to our shareholder base alongside the increased commitment from Premier Trailer. Ear-marked for joint projects, these funds will accelerate our long-term partnerships, while bolstering our first mover advantage. Our ZEPP delivers best-in-class battery and motor performance, intelligence, and charging capability, and our expertise allows us to design to the duty cycle of each of our partners’ needs efficiently and economically, solving problems that are new to many OEMs and fleets.”

Yana Watson Kakar, CEO and Director of Growth for Good, said, “Today’s announcement speaks to the deep technological advantages of ZeroNox’s proprietary platform and the resounding confidence of these strategic investors in the company. The commitments announced today further validate our investment thesis and the potential of the Company to transform and lead the off-highway vehicle market. With its existing signed OEM and fleet contracts, low CapEx and cash requirements, and asset-light business, ZeroNox is best-positioned to serve this large and relatively untapped off-highway electric vehicle market, while bringing its sustainability-focused solutions around the world.”

As previously announced, Growth for Good signed a definitive business combination agreement with ZeroNox. Completion of the transaction is subject to approval by Growth for Good’s shareholders and other customary closing conditions.

About ZeroNox

ZeroNox is leading the electrification of off-highway commercial and industrial vehicles, with best-in- class LFP batteries and an electric powertrain platform (“ZEPP”) that is cleaner, high performing, and cost effective. As a first mover in the advanced off-highway electric vehicle (OHEV) powertrain market, ZeroNox is proudly designed and engineered in America, with offices in Porterville, California.

For more information, visit: https://www.zeronox.com and https://www.linkedin.com/company/zeronox/

The information contained on, or accessible through, ZeroNox’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About Growth for Good

Growth for Good, led by CEO Yana Watson Kakar, Chairperson of the Board of Directors, Vikram Gandhi, CFO Rahul Kakar and board member Dana Barsky, focuses on sustainable, socially responsible companies with strong business fundamentals, high growth potential and a readiness to scale in the public markets. Our team of highly reputable sustainability investors and seasoned business operators seek to add strategic and operational as well as financial value to our merger partner. Growth for Good believes the market opportunity for sustainable companies has never been stronger and looks forward to supporting a company that will contribute to the decarbonization of the global economy.

For more information, visit: https://www.g4ginvestment.com and https://www.linkedin.com/company/growth-for-good-acquisition-corp/

The information contained on, or accessible through, Growth for Good’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Growth for Good and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Growth for Good ’s securities, (xiii) the risk that the transaction may not be completed by Growth for Good ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Growth for Good, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Growth for Good and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against Growth for Good related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of Growth for Good’s securities on a national securities exchange, (xx) the price of Growth for Good’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which Growth for Good plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting Growth for Good’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of economic downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Growth for Good’s registration on Form S-1 (File No. 333- 261369), the Registration Statement on Form S-4 discussed above and other documents filed by Growth for Good from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Growth for Good and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Growth for Good nor ZeroNox gives any assurance that either Growth for Good or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus was filed on August 2, 2023 and mailed to all Growth for Good stockholders as of July 10, 2023 on or about August 3, 2023. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF GROWTH FOR GOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Growth for Good through the website maintained by the SEC at www.sec.gov. The documents filed by Growth for Good with the SEC also may be obtained by contacting Growth for Good at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

Growth for Good and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Growth for Good’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.

Contacts

ZeroNox
For Media:
ZeroNoxPR@icrinc.com

For Investors:
ZeroNoxIR@icrinc.com